ArcelorMittal Commences an Exchange Offer for its

U.S.$1,500,000,000 5.375% Notes Due 2013

and

U.S.$1,500,000,000 6.125% Notes Due 2018

LUXEMBOURG, October 8, 2008 -- ArcelorMittal (NYSE: MT; Euronext Amsterdam by NYSE Euronext: MT; Euronext Paris by NYSE Euronext: MTP; Euronext Brussels by NYSE Euronext: MTBL; Luxembourg Stock Exchange: MT; Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia: MTS) announced today that it has offered to exchange (the “Exchange Offer”), commencing on October 8, 2008, (i) an aggregate principal amount of up to U.S.$1,500,000,000 of its 5.375% Notes due 2013 (the “2013 Exchange Notes”), which have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), for a like aggregate principal amount of its unregistered outstanding 5.375% Notes due 2013 (the “2013 Original Notes”) and (ii) an aggregate principal amount of up to U.S.$1,500,000,000 of its 6.125% Notes due 2018, (the “2018 Exchange Notes,” and together with the 2013 Exchange Notes, the “Exchange Notes”), which have been registered under the Securities Act, for a like aggregate principal amount of its unregistered outstanding 6.125% Notes due 2018 (the “2018 Original Notes,” and together with the 2013 Original Notes, the “Original Notes”). The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes, having been registered under the Securities Act, will not contain terms with respect to transfer restrictions. In addition, following the consummation of the Exchange Offer, none of the Exchange Notes will be entitled to the benefits of the registration rights agreement relating to the increased interest rate, or special interest, provided for pursuant thereto.

The Exchange Offer will expire at 5:00pm, New York City time, on November 7, 2008 (the “Expiration Date”), unless the Exchange Offer is extended.

Documents in connection with the Exchange Offer are available from the exchange agent set forth below. Questions and requests for the documents in connection with the Exchange Offer may also be directed to the Information Agent set forth below.

Exchange Agent	Information Agent
HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place, 14th Floor Brooklyn, New York 10217-1409 Attention: Corporate Trust Operations Telephone: (800) 662-9844	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers Call (Collect): 212-269-5550 All Others Call (Toll Free): 800-290-6429

Legal Disclaimer

This press release does not constitute an offer to purchase any securities or the solicitation of an offer to sell any securities. The exchange offer is being made only pursuant to the prospectus dated October 8, 2008 and only to such persons and in such jurisdictions as is permitted under applicable law and as set forth in such prospectus.

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.